UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2016

Commission File Number: 001- 13382

Kinross Gold Corporation

(Translation of registrant’s name into English)

17th Floor, 25 York Street,

Toronto, Ontario

M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 24, 2016, Kinross Gold Corporation issued a press release announcing an offering of common shares. In conjunction with this announcement Kinross Gold Corporation is filing the following exhibits:

Exhibit 99.1          Press release of Kinross Gold Corporation dated February 24, 2016.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kinross Gold Corporation

By:	/s/ Geoffrey P. Gold
	Name:	Geoffrey P. Gold

	Title:	Executive Vice President, Corporate Development and Chief Legal Officer

Date: February 24, 2016

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Kinross Gold Corporation dated February 24, 2016.

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